September 22, 2025

Daniel Barcelo
Chief Executive Officer
T1 Energy Inc.
1211 E 4th Street
Austin, TX 78702

       Re: T1 Energy Inc.
           Amendment No. 3 to Registration Statement on Form S-3
           Filed September 19, 2025
           File No. 333-286455
Dear Daniel Barcelo:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 5, 2025 letter.

Amendment to Form S-3 filed September 19, 2025
Exhibits

1. Please update the opinion filed as Exhibit 5.1 to refer to the 24,411,764 shares underlying the convertible preferred stock.
2. Please update Exhibit 107 to refer to the 75,289,725 shares currently being registered.
       Additionally update footnotes to the filing fee table as appropriate to reflect developments regarding note conversions.
 September 22, 2025
Page 2

       Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047
with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:   Maria Protopapa